

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

January 31, 2017

Yuval Kwintner
President
Oxygen Therapy, Inc.
202 Lenox Avenue, Unit #1
New York, NY 10027

> **Re: Oxygen Therapy, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 17, 2017**
> **File No. 333-214306**

Dear Mr. Kwintner:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 6, 2017 letter.

The Offering, page 6

1.   Disclosures state that there will be 42,250,000 shares of common stock outstanding after the offering and does not include 343,131 shares issuable upon the exercise of outstanding warrants. Based on the number of shares disclosed as outstanding before the offering and the number of share being sold in the offering, the 42,250,000 shares appears to include the 343,131 shares issuable upon the exercise of outstanding warrants. Please revise your filing to address these apparent inconsistencies. In addition, please reconcile your disclosure on page 6 that there are 22,593,131 shares currently outstanding and your disclosure in the beneficial ownership section that there are 23,096,262 shares currently outstanding.

Director and Executive Compensation, page 37

2.   We note that this section includes several references to information as of October 21, 2016. Please update your disclosure in this section to present the disclosure for the year ended December 31, 2016, the company's last full financial year. See Item 402 of Regulation S-K.

Resale Prospectus Cover Page

3.   We note your response to prior comment 3 and your disclosures added to page 5. Please revise the resale prospectus to state the price (or a range) per share at which the selling security holders will be offering their shares for the period between effectiveness of the registration statement and the time when your common stock is first quoted on the OTC Bulletin Board.

Financial Statements

4.   Please update your financial statements and related disclosures throughout your registration statement as required by Rule 8-08 of Regulation S-X.

        You may contact Christine Torney at 202-551-3652 or Angela Connell, Accounting Branch Chief, at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Joseph McCann at 202-551-6262 with any other questions.

                                        Sincerely,

                                        /s/ Joseph McCann for

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: David Dryer, Esq. - Seyfarth Shaw LLP